Exhibit 99.1

Change in Statutory Auditor of Azure Power Global Limited

Ebene, September 29, 2023: Azure Power Global Limited (the “Company” or “Azure”), an independent sustainable energy solutions provider and renewable power producer in India, today announced the change in the statutory auditor of the Company and its Mauritius subsidiary companies (together “Mauritius Entities”) for necessary audit and filings in Mauritius.

Ernst & Young, Mauritius (“EY Mauritius”) tendered its resignations as the statutory auditor of the Mauritius Entities with effect from September 5, 2023. Pursuant to this resignation, the Company’s Board on September 28, 2023, approved the appointment of ECOVIS (Mauritius) as the new statutory auditors for the fiscal year ending March 31, 2022 (“Fiscal 2022”) and fiscal year ended March 31, 2023 (“Fiscal 2023”), to audit the financials of the Mauritius Entities for necessary filings in Mauritius.

ECOVIS (Mauritius) is a member firm of ECOVIS International, which is a leading global consulting firm operating in more than 80 countries. Its consulting focus and core competencies lie in the areas of tax, accounting, auditing and legal advice. ECOVIS (Mauritius) was set up in 2011 to serve Mauritius and was previously trading as Duncan Morris. Effective July 2022, the firm joined the ECOVIS International network and has been rebranded as ECOVIS (Mauritius).

About Azure

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

Exhibit 99.1

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the bringing of a fresh perspective and valuable guidance, driving growth and success, driving the Company forward, and achieving Company goals. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify forward-looking statements. These statements are based on current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.

For more information:

Investor Contact

ir@azurepower.com